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                                                                     EXHIBIT 4.6

                                 THIRD AMENDMENT
                                     TO THE
                           SOLIGEN TECHNOLOGIES, INC.
                             1993 STOCK OPTION PLAN

     The following amendment to the Soligen Technologies, Inc. 1993 Stock Option Plan, as amended (the "Plan"), was approved by the Shareholders of Soligen Technologies, Inc. on August 25, 2000:

          1. The first sentence of Section 4.1 of the Plan shall be amended to read as follows:

          "The Committee, from time to time, may provide for the option and sale in the aggregate of up to six million five hundred thousand shares of Common Stock, to be made available from authorized, but unissued, or reacquired shares of Common Stock."

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